EXHIBIT (a)(1)(P)

FORM OF EMAIL COMMUNICATION CONFIRMING RECEIPT OF REQUEST TO CHANGE ELECTION

TO:	[Eligible Participant]
FROM:	Caesars Option Exchange Program Administrator
SUBJECT:	Caesars Entertainment Corporation Option Exchange Program – Receipt of Request to Change Election
DATE:	[DATE]

We have received your request to change your election for the option exchange program submitted through the option exchange website at https://www.caesarsoptionexchange.com.

Your election page on the option exchange website has been reset. You will now be able to log on to the option exchange website and change or withdraw your previously-made election. You may use the username and password you previously created to log on to the option exchange website.

You can change or withdraw a previously-made election any time during the Offer period; however, the last election that you make, if any, prior to the expiration of the option exchange, currently scheduled for 9:00 p.m. Pacific Time on Tuesday, August 21, 2012, will be final and irrevocable.

Simply requesting an election change via the option exchange website does not change your previously-made election; you still need to log on to the option exchange website after receiving this email in order to change your election. If you fail to do so, your previous election will remain in effect.

If for any reason you are unable to access the option exchange website, you may submit a paper election form to change your election by facsimile to (001+) (702) 494-4960, but it must be completed, signed and received by 9:00 p.m. Pacific Time, on August 21, 2012. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election we receive before the expiration of the option exchange.

We urge you to read the Offer to Exchange and other offer documents governing the option exchange, which are available on the option exchange website, https://www.caesarsoptionexchange.com, through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov, by emailing optionexchange@caesars.com, or by calling Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.

If you have any questions about the option exchange program, or to obtain a paper election form, please send an email to optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.